UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BBVA: Results for January - September 2006

BBVA increases net attributable profit 21% to €3,300m, without extraordinary capital gains

Ø Net attributable profit rose 63.4% to €4,457m, including capital gains on the divestment of holdings in Repsol, BNL and Banc Internacional d´Andorra

Ø Net attributable profit for the third quarter rose to €1,121m, an increase of 22.5% over the figure of €914m for third quarter of 2005

Ø BBVA increased the recurrency of its earnings with a 23.1% rise in operating profit (excluding one-off items) to €6,087m. Net interest income increased
16.8%, core revenues 17.3% and ordinary revenues gained 18.4%

Ø The Group increased its return on equity (ROE) to 35.8% (45.2% if one-off items are included)

Ø Efficiency (measured by the cost/income ratio) increased considerably once again, improving from 43.2% to 41.2% (from 46.6% to 44.3% if depreciation is included)

Ø The non-performing loan ratio further improved to 0.82% (0.98% in September last year) and coverage now stands at 275.8% (246.5% a year earlier)

Ø Retail Banking in Spain and Portugal increased operating profit 12.8% and its net attributable profit came to €1,085m (up 11.1%)

Ø Wholesale Businesses increased operating profit 26.3% and its net attributable profit rose 42.8% to €953m

Ø Mexico & USA increased operating profit 42.4% and its net attributable profit jumped 40.3% to €1,360m

Ø South America increased operating profit 40.7% and its net attributable profit rose 37.3% to €417m

For the first nine months of 2006, BBVA’s net attributable profit came to
€3,300m. This was 21% higher than the same period last year. After extraordinary operations booked in the second quarter (Repsol, BNL and Banc
Internacional d´Andorra) are included, cumulative net attributable profit is up 63.4% to €4,457m. For the third quarter, the Group’s net attributable profit was €1,121m, up 22.5% compared to the same quarter last year (€914m).

At the end of the first nine months, the distinctive features of BBVA’s earnings have grown stronger. The business volume is up substantially and risk management is sound. These factors led to a 23.1% increase in operating profit. Furthermore, the Group has improved all its fundamental ratios. Return on equity (ROE) rose to 35.8%, the cost/income ratio including depreciation improved 2.3 percentage points to 44.3%, the non-performing loan ratio improved from 0.98% to 0.82% and coverage increased from 246.5% to 275.8%.

The Group’s results in the year to September demonstrate BBVA's strength, its ability to generate revenues and to improve recurrent margins substantially, and in summary, the quality of its income statement. At the same time, its profitability, efficiency and non-performing loan levels place it at the head of European banking and reinforce its competitive edge.

In recent months, BBVA also pursued its growth plans. It advanced in Asia, opening a branch in Singapore and new offices in Seoul, Sydney and Taipei.
This expansion will continue in the coming months with an office in Mumbai, making it the Spanish and Latin-American bank with the biggest presence in this strategic region.

Moreover, BBVA has moved ahead with its acquisition of Texas Regional and
State National, two franchises in Texas, and their purchase will be concluded in a few months.

Lastly, it strengthened its presence in Italy with the acquisition of 50% of
Advera, bringing its ownership to 100%. The unit will be renamed “BBVA
Finanzia SpA” and it will incorporate Maggiore Fleet (a finance company), whose acquisition is valued at €67m.

These operations are part of BBVA’s strategy of profitable growth and they are accompanied by a highly positive trend in business volume and earnings in all business areas.

In the third quarter of 2006 BBVA maintained the high cruising speed of recent periods. The higher level of business in the main markets where the Group operates did not affect the excellent level of risk quality. This led to higher revenues and new improvements in the cost/income ratio and in profitability (which were already high). The highlights of the BBVA Group in the third quarter and in the nine months to September are summarised below:

Ø Net attributable profit in the third quarter of 2006 came to €1,121m. This is 22.5% higher than the €914m obtained in the same period last year. Once again the increase was supported by operating profit, which rose 19.7% to
€2,035m.

Ø As a result, net attributable profit for the first nine months came to
€4,457m. Excluding extraordinary items of €1,157m in the second quarter of
2006 (capital gains on the divestment of holdings in BNL, Repsol and Andorra, and the related tax charges), net profit would be €3,300m, an increase of
21.0% over the figure of €2,728m for the first nine months of 2005. Earnings per share were €0.97 (€0.80 last year) and ROE stands at 35.8% (35.5% at the same point last year).

Ø The increase in net attributable profit was driven by operating profit, which was €6,087m for the first nine months, excluding the Repsol capital gain. The year-on-year increase in this case is 23.1% (22.2% at constant exchange rates) and this is slightly higher than the first-half figure.

Ø Operating profit was supported, in turn, by higher recurrent revenues. Net interest income was up 16.8% (on higher volume and thanks to defence of spreads). Net fee income and insurance rose 14.2% and ordinary revenues, excluding one-off items, increased 18.4%.

Ø Operation expense including depreciation increased more slowly, at 11.5%.

Ø As a result, the cost/income ratio including depreciation now stands at
44.3% (excluding the Repsol capital gain) and this is an improvement of 2.3 percentage points compared to the figure of 46.6% at the end of September last year (with improvements in all business areas).

Ø Lending continues to grow strongly year-on-year, faster than non-performing loans, bringing the NPL ratio to 0.82% (an improvement over the figure of
0.98% at 30-Sep-05). The higher contributions to generic provisions, required by the increase in lending, lifted coverage to 275.8% (246.5% a year earlier)
and the balance of generic coverage funds rose to €4,642m, compared to €3,712m at 30-Sep-05.

Ø At 30-Sep-06 the group’s capital base remained sound with core capital at
6.0% (compared to 6.0% at 30-Jun-06 and 5.8% at 30-Sep-05). Tier I stands at
7.7% and the BIS ratio is 11.5%.

Ø On 10th October the Group paid a second interim dividend of €0.132 against
2006 results. This was the same amount as the July dividend and 15% higher than the corresponding dividend last year.

Ø Lending by Retail Banking in Spain and Portugal increased 18.6% year-on-year
(evenly divided among the different types), customer funds grew 8.7% and spreads improved. Thus net interest income rose 8.0% and, together with higher income from fees and insurance (up 11.1%) plus cost control, it caused operating profit to rise 12.8%. Net attributable profit gained 11.1% to
€1,085m for the year to September.

Ø Wholesale Businesses set a new record for ordinary revenues in the third quarter. Cumulative results for the year to September grew steadily with ordinary revenues up 25.1%, operating profit up 26.3% and net attributable profit up 42.8% to €953m.

Ø In Mexico & USA, lending and customer funds were up 26.6% and 12.0%, respectively, year-on-year and in local currencies. Higher spreads helped net interest income to increase 30.2% at constant exchange rates and, together with net fee income and insurance (up 19.8%) and costs which grew more slowly, operating profit jumped 39.8% and net attributable profit climbed 37.7% (up
40.3% at current exchange rates), to €1,360m.

Ø In South America, higher business volume (lending was up 33.2% year-on-year and customer funds were up 24.4% at constant exchange rates) led to an increase in net interest income (up 26.5%). Together with net fee income and insurance (up 17.2%) and high net trading income, this boosted operating profit 39.9%. Net attributable profit rose 37.1% to €416m (at current exchange rates the percentage increase was the same figure).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 10/25/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	BBVA Authorize Representative